Exhibit 2.1

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is dated as of November 21, 2008, and is by and among The Middleby Corporation, a Delaware corporation (“Parent”), Chef Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and TurboChef Technologies, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, pursuant to that certain Agreement and Plan of Merger by and among Parent, Merger Sub and the Company dated as of August 12, 2008 (the “Merger Agreement”), Parent has agreed to acquire the Company by means of the merger of the Company with and into Merger Sub upon the terms and subject to the conditions set forth therein; and

WHEREAS, the parties hereto desire to amend the Merger Agreement as more particularly set forth below;

NOW, THEREFORE, in consideration of the above premises, the mutual covenants and agreements stated herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows, to be effective as of the date hereof:

1.           Section 8.1(b)(i) of the Merger Agreement shall be deleted in its entirety and replaced by the following which shall be inserted in lieu thereof:

  “(i)            the Merger has not been consummated on or before January 7, 2009 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time; and provided, further, that in the event that as of the End Date all conditions to Closing set forth in Article VII have been satisfied or waived (other than such conditions that are satisfied at or immediately prior to the Closing) other than the condition set forth in Section 7.1(b) (Regulatory Approval), the termination date may be extended from time to time by either Company or Parent by up to an aggregate of ninety (90) days (such date, including any such permitted extensions thereof, the “Outside Date”);”

2.           Full Force and Effect.  Except as modified herein, the terms of the Merger Agreement shall continue in full force and effect.

3.           Counterparts.  This Amendment may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and shall be binding upon all parties, their successors and assigns, and all of which taken together shall constitute one and the same Amendment.  A signature delivered by facsimile shall constitute an original.

4.           Governing Law.  This Amendment shall be governed in accordance with the laws of the State of Delaware, without reference to the conflict or choice of laws principles thereof.

IN WITNESS WHEREOF, the parties have caused their duly authorized representatives to execute this Amendment on their behalf as of the date first above written.

THE MIDDLEBY CORPORATION

By: /s/ Timothy J. FitzGerald
Name: Timothy J. FitzGerald
Title: Vice President and Chief Financial Officer

CHEF ACQUISITION CORP.

By: /s/ Timothy J. FitzGerald
Name: Timothy J. FitzGerald
Title: Vice Persident and Chief Financial Officer

TURBOCHEF TECHNOLOGIES, INC.

By: /s/ Miguel Fernandez de Castro
Name: Miguel Fernandez de Castro
Title: Chief Financial Officer

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